April 16, 2020

Myron Holubiak
President and Chief Executive Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, New Jersey 07016

       Re: Citius Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed April 10, 2020
           File No. 333-237638

Dear Mr. Holubiak:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Alec Donaldson